[Wyeth Letterhead]

February 8, 2008

Tim Buchmiller, Esq.

Senior Attorney

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wyeth
Definitive Proxy Statement
Filed March 16, 2007
File No. 1-1225

Dear Mr. Buchmiller:

Wyeth (the “Company”) acknowledges receipt of the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter from the Staff dated January 16, 2008 (the “Comment Letter”) pertaining to the Company’s 2007 Definitive Proxy Statement filed on March 16, 2007.

Set forth below is the Company’s response to the Staff’s comment. To assist in your review, we have retyped the text of the Staff’s comment in italics below.

1.	We note your response to prior comment 12. We continue to believe that your annual cash incentive awards should be disclosed in your table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Your summary compensation table, which includes amounts under the “non-equity incentive plan compensation” column, and your responses to prior comments 9 and 12, each appear to indicate that the Executive Incentive Plan meets the definition of a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. Please confirm that in future filings you will provide the information required by Item 402(d)(2)(iii) in the Grants of Plan-Based Awards table. If you believe the target amounts are not determinable, then you should provide a representative amount based on the previous fiscal year’s performance. See Instruction 2 to Item 402(d) of Regulation S-K. To the extent you believe that the maximum amounts do not fairly represent the potential amounts payable under the plan, you should consider providing narrative or footnote disclosure explaining the intended role of the putative maximum amounts.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement.

* * * * *

We appreciate the willingness of the Staff to work with us to achieve the desired compliance with applicable disclosure regulations.

Please let us know if you have any additional comments or questions by contacting Bryan Supran, Assistant General Counsel – Corporate, at (973) 660-5722 or Tara Gabbai, Corporate Counsel, at (973) 660-5835.

Very truly yours,

Wyeth

By:	/s/ Bryan A. Supran
Bryan A. Supran
Assistant General Counsel – Corporate

cc:	Mr. Robert Essner
Chairman of the Board

Mr. Bernard Poussot
President and Chief Executive Officer

Mr. Gregory Norden
Senior Vice President and Chief Financial Officer

Mr. Lawrence V. Stein
Senior Vice President and General Counsel

Ms. Denise M. Peppard
Senior Vice President – Human Resources

Ms. Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel

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